Business License(Duplicate)

Unified Social Credit Code: 91440300MA5FDKLC7Q

Name: Wunong Catering Chain Management (Shenzhen) Co., Ltd

Character of Business: Limited liability company (sole proprietorship of legal person)

Address: Room 106, Yichao Apartment, Building 11, Hourui 2nd Industrial Zone, Hourui Community, Hangcheng Street, Bao’an District, Shenzhen City

Legal Representative: Wenshu Ma

Foundation Date: November 27, 2018

Notices:

1.	The principal scope of business is determined by the articles of the company. Any products and services specified in the scope of business, which require examination and approval as stipulated by laws and regulations, cannot be engaged until all required approval documents have been granted.

2.	For information inquiry on the company, with respect to its principal scope of business, annual information and other regulatory information, please visit the commercial subject credit information platform provided by the Market Supervision Administration Bureau of Shenzhen Municipality (URL: www. szcredit.com.cn). or scan the QR Code.

3.	The company shall present the annual inspection report to registration authority between January 1 and June 30 each year, and the result shall be published for public review in accordance with the Interim Regulations on Enterprise Credit Information Publicity

Registration Authority Market and Quality Supervision Commission of Shenzhen Municipality November 27, 2018

Supervised by State Administration for Industry and Commerce of the People’s Republic of China

I confirm the above translation is an accurate translation of the original document.

Translator: Xie Fobin      Tel: 15665773635      Certificate No.: EVIII 1310066692

Company: Wenzhou Wanteng Translation Service Co., Ltd.

Address: 115-Yanhe North Road, Lupu, Longgang Town, Cangnan County, Wenzhou City, Zhejiang Province

Date of translation: September 24, 2019